Exhibit 99.1

Pembina Pipeline Corporation Announces $450 Million Medium-Term Note Public Offering

CALGARY, Oct. 17, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL, NYSE: PBA) announced today that it has agreed to offer $450 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 3.77% per annum, paid semi-annually, and will mature on October 24, 2022.

Closing of the offering is anticipated to occur on October 22, 2012 and the net proceeds will be used to repay a portion of Pembina's existing credit facility.

Standard & Poor's Rating Services and DBRS Limited have each assigned preliminary credit ratings of BBB to the notes.

The notes are being offered through a syndicate of agents under Pembina's short form base shelf prospectus dated November 12, 2010, a related prospectus supplement dated March 16, 2011 and a related pricing supplement to be dated October 17, 2012.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider with nearly 60 years serving North America's energy industry. Pembina owns and operates: pipelines that transport conventional crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and an oil and natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the natural gas liquids markets in eastern Canada and the U.S. Pembina also offers a full spectrum of midstream services that span across its operations. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "anticipates", "expects", "plans", "estimates", "will", "aims" and similar expressions.

In particular, this news release contains forward-looking information and statements relating to Pembina's growth plans and the offering, including the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. These forward-looking statements are based on certain assumptions including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under "Risk Factors" in Pembina's MD&A and Provident's MD&A for the year ended December 31, 2011, in Pembina's Annual Information Form ("AIF") for the year ended December 31, 2011 and in Provident's AIF for the year ended December 31, 2011. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com. Provident's MD&A is available at www.pembina.com and its AIF can be found on Pembina NGL Corporation's company profile on www.sedar.com or on Provident's profile at www.sec.gov  In addition, the closing of the offering of notes may not be completed, or may be delayed, due to unfavourable market conditions or if Pembina is not able satisfy the conditions to the closing of the offering on the timelines it has planned or at all. Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Scott Burrows
Senior Manager, Corporate Development and Planning
Pembina Pipeline Corporation
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com

CO: Pembina Pipeline Corporation

CNW 12:39e 17-OCT-12